UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Appointment of Non-Executive Director, dated 11 August 2021

Micro Focus International plc
Appointment of Non-Executive Director

Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, is pleased to announce that Pauline Campbell has been appointed as a Non-Executive Director of the Company with effect from 1 October 2021. Pauline will become a member of the Company's Audit, Remuneration and Nomination Committees. Pauline will be subject to election at the Company's next annual general meeting, and re-election at each annual general meeting of the Company thereafter.

Pauline was previously an Audit Partner at PricewaterhouseCoopers ("PwC") having recently retired after 38 years in the industry. Pauline has worked internationally across a broad range of sectors including IT and support services and also served on the Governance Board of the UK firm, including the Public Interest Body, and the equivalent body at PwC's Global Network. It was recently announced by Computacenter plc that Pauline will be appointed from 16 August 2021 as an Independent Non-executive Director.

Greg Lock, Chairman of Micro Focus said: "I am pleased that Pauline is joining our Board, her wide range of skills and experience will complement and further enhance the depth and strength of our Board"

There are no further disclosures required under LR 9.6.13 in respect of this appointment.

Enquiries:
Micro Focus	Tel: +44 (0)1635 32646
Stephen Murdoch, CEO	Investors@microfocus.com
Matt Ashely, CFO
Ben Donnelly, Head of Investor relations

Brunswick	Tel: +44 (0)20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 11 August 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer